

February 29, 2012

Via E-mail
James E. Skinner
Chief Financial Officer
Neiman Marcus, Inc.
1618 Main Street
Dallas, TX 75201

> **Re: Neiman Marcus, Inc.**
> **Form 10-K for the Fiscal Year Ended July 30, 2011**
> **Filed September 21, 2011**
> **File No. 333-133184-12**

Dear Mr. Skinner:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 30, 2011

Note 1. Summary of Significant Accounting Policies, page F-9

Estimates and Critical Accounting Policies, page F-9

Merchandise Inventories and Cost of Goods Sold, page F-10

1. We note your disclosure that "[w]e utilize the retail method of accounting…As we adjust the retail value of our inventories through the use of markdowns to reflect market conditions, our merchandise inventories are stated at the lower of cost or market." In that regard, tell us and disclose the method by which amounts are removed from inventory such as average cost, LIFO or FIFO. Refer to Rule 5-03(b) of Regulation S-X. In

addition, explain to us, and clarify in your disclosures, how you value your inventory at the lower of cost or market at reporting period end by applying retail markdown adjustments.

Gift Cards, page F-14

2. We note unredeemed gift cards increased approximately 25% from the prior year and have no stated expiration dates. Please advise us of and disclose in future filings as applicable the following:

- Clarification as to when you recognize breakage income for gift cards not subject to escheatment;

- A description of the redemption patterns and when you determine that redemption is remote based on those patterns to support recognition;

- The percentage of gift cards sales recognized as breakage; and,

- The amounts of gift card breakage recognized for the periods presented including the income statement classification.

Indefinite-Lived Intangible Assets and Goodwill, page F-11

3. Please tell us what consideration was given to separately disclosing the amount of goodwill allocated to Neiman Marcus reporting unit and providing an enhanced discussion of the specifics regarding the degree of uncertainty associated with your key assumptions to the extent possible (e.g., the valuation model and profitability projections assume a modest recovery from a business downturn within a defined period of time). In this regard, we note the estimated fair value of your Neiman Marcus reporting unit exceeded its net carrying value by approximately 6% while the estimated fair values of your Bergdorf Goodman and Direct Marketing reporting units exceed their net carrying values by over 20%.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3377 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief

cc: Nelson A. Bangs